                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 2)*

                            PACIFIC BIOMETRICS, INC.
            -------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
            -------------------------------------------------------
                         (Title of Class of Securities)

                                    69403Q100
            -------------------------------------------------------
                                 (CUSIP Number)


            -------------------------------------------------------
                                 ALLAN COCHRANE
                               SAIGENE CORPORATION
                             220 W. HARRISON STREET
                            SEATTLE, WASHINGTON 98119
                                 (206) 298-0068


--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 31, 2004
            -------------------------------------------------------
            (Date of Event Which Required Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ___

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 69403Q100               Schedule 13D/A               Page 2 of 6 Pages

--------------------------------------------------------------------------------
  1.  NAMES OF REPORTING PERSONS
      I.R.S. Identification Numbers of Reporting Persons (entities only)
                                                             SAIGENE CORPORATION
--------------------------------------------------------------------------------
  2.  CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP:#
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
  3.  SEC USE ONLY
--------------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (See instructions)                                    OO
--------------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           DELAWARE
                                                                    CORPORATION
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER                              4,690,276
    NUMBER OF                                                          SHARES
      SHARES      --------------------------------------------------------------
   BENEFICIALLY   8.  SHARED VOTING POWER                             0 SHARES
  OWNED BY EACH   --------------------------------------------------------------
    REPORTING     9.  SOLE DISPOSITIVE POWER                         3,203,001
      PERSON                                                           SHARES
       WITH       --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER                        0 SHARES
--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   4,690,276
                                                                       SHARES
--------------------------------------------------------------------------------
 12.  CHECK BOX IF AGGREGATE AMOUNT IN ROW "11" EXCLUDES CERTAIN SHARES
      (See Instructions)
--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW "11"                  35.9%
--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON (See Instructions)                          CO
--------------------------------------------------------------------------------

CUSIP NO. 69403Q100               Schedule 13D/A               Page 3 of 6 Pages



ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to shares of common stock, $.01 par value per share, of Pacific Biometrics, Inc., a Delaware corporation ("ISSUER"). The Issuer's principal executive offices are located at 220 West Harrison Street, Seattle, Washington 98119.

All share numbers reported on this Schedule 13D give effect to a 1:3 reverse stock split on the Issuer's common stock effective on March 14, 2003.

ITEM 2. IDENTITY AND BACKGROUND

This statement on Schedule 13D is being filed by Saigene Corporation, a Delaware corporation, with a principal place of business at 220 West Harrison Street, Seattle, Washington 98119 (the "REPORTING PERSON"). The Reporting Person's principal business is development of genetic testing technologies.

The following sets forth certain additional information with respect to each director and executive officer of the Reporting Person, each of whom is a U.S. citizen:

      - Allan Cochrane is the President, Secretary and Director of the Reporting Person. His business address is 220 West Harrison Street, Seattle, Washington 98119. Pursuant to a Management Agreement between Issuer and Reporting Person, Mr. Cochrane also serves as a contract manager for Issuer.

      - William Boone serves on the Board of Directors of the Reporting Person. Mr. Boone's principal occupation is as the Managing Partner of Container Assisted Moving Company, LLC, and his business address is 3215 South 7th, Suite 7, Phoenix, AZ 85404.

To the knowledge of the Reporting Person, during the last five years neither the Reporting Person nor either of the two above-listed executive officers and directors of the Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable

ITEM 4. PURPOSE OF TRANSACTION.

As previously reported by the Reporting Person on Schedule 13D, the shares reported hereunder as being owned by the Reporting Person were acquired on August 28, 2002, upon consummation of an Asset Purchase Agreement, dated June 27, 2002 and as amended August 28, 2002, among the Reporting Person, Issuer and Issuer's wholly-owned subsidiary (the "ASSET PURCHASE AGREEMENT"). Pursuant to the Asset Purchase Agreement, on August 28, 2002, the Issuer issued to Reporting Person 6,541,430 shares of Issuer common stock, and as a result thereof the Reporting Person became the controlling stockholder of the Issuer. As part of the transactions contemplated by the Asset Purchase Agreement, effective on August 28, 2002, there were changes in the Issuer's board of directors (as set forth in the Asset Purchase Agreement, and as described in the Issuer's Information Statement on Schedule 14F-1 filed on July 3, 2002 and the Issuer's Annual Report on Form 10-KSB filed on October 15, 2002).

Also as previously reported, as part of the transactions contemplated under the Asset Purchase Agreement, the Reporting Person and Issuer entered into an Option Agreement dated August 28, 2002 (the "ISSUER OPTION"), which granted the Issuer an option to purchase certain additional assets of Reporting Person in exchange for either cash or an additional 1,715,706 shares of Issuer common stock. As of the date hereof, the Issuer Option continues in full force and effect and has not been exercised by the Issuer.

CUSIP NO. 69403Q100               Schedule 13D/A               Page 4 of 6 Pages


At this time, the Reporting Person has no intention of acquiring additional securities of Issuer from those reported herein, although it reserves the right to make additional purchases from time to time. Any decision to make any such purchase, or any sale, of Issuer stock will depend, however, on various factors, including, without limitation, the price of Issuer's securities, stock market conditions and the business prospects of Issuer.

During the period between August and October 2003, the Reporting Person transferred, in private transactions, a total of 217,552 shares of Issuer common stock to five security holders of Reporting Person, as non-cash consideration for cancellation of indebtedness and cancellation of equity in Reporting Person.

In January 2004, the Reporting Person distributed 700,000 shares of the Issuer common stock held by it to certain key employees, executives, directors and consultants in connection with their efforts in successfully consummating the transactions contemplated by the Asset Purchase Agreement. In addition, to the extent that the Issuer exercises the Issuer Option through the issuance of additional shares of common stock, the board of directors of the Reporting Person has approved the awarding of shares or call options to such key employees, executives, directors and consultants for up to an additional 197,200 shares of Issuer common stock.

During the period between February and March 2004, the Reporting Person transferred, in private transactions, a total of 354,535 shares of Issuer common stock to 12 creditors of Reporting Person, as non-cash consideration for cancellation of indebtedness in the aggregate amount of approximately $108,517.

The Reporting Person is evaluating whether it is advisable to effect a distribution of the remaining shares of Issuer common stock held by it to its creditors and stockholders, the timing, terms and conditions of which have not been established.

Except as may be contemplated pursuant to the above, the Reporting Person has no present intention, arrangement, or understanding to effect any of the transactions listed in any of the following paragraphs of Item 4, Schedule 13D, and does not have any plans or proposals that relate to or would result in any of the matters specified in any of the following paragraphs of Item 4, Schedule 13D:

      (a) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer;

      (b) an extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of Issuer or of any of its subsidiaries;

      (d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

      (e) any material change in the present capitalization or dividend policy of Issuer;

      (f)   any other material change in Issuer business or corporate structure;

      (g) changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (h) causing a class of securities of Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or


      (j)   any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Reporting Person is the beneficial owner of 4,690,276 shares of Issuer common stock, which number represents approximately 35.9% of the total of issued and outstanding shares. The percentage ownership is calculated in accordance with Exchange Act Rule 13d-3, based on a total of 13,055,055 shares of common stock issued and outstanding as of close of business on March 18, 2004.

      The number of shares beneficially owned by Reporting Person do not include up to an additional 1,715,706 shares issuable to Reporting Person in the event that the Issuer were to exercise the Issuer Option.

CUSIP NO. 69403Q100               Schedule 13D/A               Page 5 of 6 Pages


(b)   Power to Vote and Disposition:

      Sole Power to Vote.............................   4,690,276 shares
      Shared Power to Vote...........................           0 shares
      Sole Power of Disposition......................   3,203,001 shares
      Shared Power of Disposition....................           0 shares

(c)   Transactions within past 60 days

      In January 2004, the Reporting Person distributed 700,000 shares of the Issuer common stock held by it to certain key employees, executives, directors and consultants in connection with their efforts in successfully consummating the transactions contemplated by the Asset Purchase Agreement.

      During the period between February and March 2004, the Reporting Person transferred a total of 354,535 shares of Issuer common stock to 12 creditors of Reporting Person in private transactions, as non-cash consideration for cancellation of indebtedness in the aggregate amount of approximately $108,517.

(d)   Right to Dividends or Sale Proceeds       Not Applicable

(e)   Beneficial Ownership of 5% or Less        Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

Pursuant to the terms of the Asset Purchase Agreement (described above in Item
4), effective on August 28, 2002, a total of 333,333 shares of Issuer common stock issued to Reporting Person were placed in an escrow account to secure potential claims incurred by the Issuer from any creditor of the Reporting Person. The escrow expires on August 28, 2004. As of the date hereof, no shares have been paid out or released from the escrow.

In March 2003, the Reporting Person entered into stock transfer agreements for the transfer of an aggregate of 450,218 shares of Issuer common stock. In connection with such stock transfers, the transferees granted or agreed to grant to Reporting Person irrevocable proxies valid through July 31, 2004, to vote the securities of the Issuer held by the transferees on all matters submitted to a vote of the stockholders of the Issuer. Pursuant to the terms of the agreement between Reporting Person and such transferees, Reporting Person has agreed to transfer additional shares of common stock of Issuer held by Reporting Person to such transferees if the market value of the Issuer common stock on August 1, 2004 is less than a certain price. In addition, in connection with these stock transfers, each of such transferees also entered into a lock-up agreement in favor of the Issuer, pursuant to which the transferee agreed through July 31, 2004, not to sell, transfer or otherwise dispose of, without the consent of the Issuer, any of shares of the Issuer held by such transferee. A copy of the form of proxy through July 31, 2004 is included as Exhibit 1 to this Schedule 13D. A copy of the form of transfer agreement for these transfers is included as
Exhibit 3 to this Schedule 13D.

In May 2003 and August 2003, the Reporting Person entered into stock transfer agreements for the transfer of an aggregate of 1,037,057 shares of Issuer common stock. In connection with such stock transfers, the transferees granted or agreed to grant to Reporting Person irrevocable perpetual proxies to vote the securities of the Issuer held by the transferees on all matters submitted to a vote of the stockholders of the Issuer. A copy of the form of perpetual irrevocable proxy is included as Exhibit 2 to this Schedule 13D.

Except as described above, Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Issuer, including without limitation, as to the transfer or voting of securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 69403Q100               Schedule 13D/A               Page 6 of 6 Pages


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1   Form of Irrevocable Proxy (expiring July 31, 2004)
      Exhibit 2   Form of Irrevocable Proxy (perpetual)
      Exhibit 3   Form of Conversion Agreement

The Asset Purchase Agreement and Issuer Option were previously filed as, and are hereby incorporated by reference from the, exhibits to the Schedule 13D filed by the Reporting Person on September 9, 2002.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Dated as of March 31, 2004

                                    SAIGENE CORPORATION

                                    By:   /s/ Allan Cochrane
                                          ------------------------------
                                          Allan Cochrane, President

                                                                       EXHIBIT 1

                            FORM OF IRREVOCABLE PROXY
                                 (July 31, 2004)

The undersigned, an individual, hereby constitutes and appoints Saigene Corporation, a Delaware corporation ("Saigene"), as the attorney-in-fact and proxy for the undersigned, with the powers the undersigned would possess if personally present, and with full power of substitution, to vote all shares of capital stock held of record by the undersigned in Pacific Biometrics, Inc., a Delaware corporation ("Pacific Biometrics"), and to exercise all other rights in the name of the undersigned with respect to any all matters that the undersigned is entitled to vote on, whether action is taken with or without the formality of a meeting.

This proxy is being entered into in connection with the transactions contemplated by that certain Conversion Agreement by and between Saigene and the undersigned, and that certain Lock-Up Agreement entered into by the undersigned in favor of Pacific Biometrics.

THIS PROXY IS IRREVOCABLE AND SHALL BE VALID AND IN FULL FORCE AND EFFECT UNTIL JULY 31, 2004, THE EXPIRATION DATE OF THE LOCK-UP AGREEMENT.

      Date:                  , 2003
            -----------------


                                    ------------------------------------
                                    (Stockholder's Signature)


                                    ------------------------------------
                                    (Print Stockholder's Name)

                                                                       EXHIBIT 2

                            FORM OF IRREVOCABLE PROXY
                                   (Perpetual)

The undersigned, an individual, hereby constitutes and appoints Saigene Corporation, a Delaware corporation, as the attorney-in-fact and proxy for the undersigned, with the powers the undersigned would possess if personally present, and with full power of substitution, to vote all shares of capital stock held of record by the undersigned in Pacific Biometrics, Inc., a Delaware corporation, and to exercise all other rights in the name of the undersigned with respect to any all matters that the undersigned is entitled to vote on, whether action is taken with or without the formality of a meeting.

                    THIS PROXY IS PERPETUAL AND IRREVOCABLE.

      Date:                  , 2003
            -----------------


                                    ------------------------------------
                                    (Stockholder's Signature)


                                    ------------------------------------
                                    (Print Stockholder's Name)

                                                                       EXHIBIT 3

                          FORM OF CONVERSION AGREEMENT

      This Conversion Agreement (the "Agreement") is made and entered into as of ________, 2003, by and between Saigene Corporation, a Delaware corporation ("Saigene"), and _______________________, a member ("Member") of Saigene 1000,
LLC, a California limited liability company ("LLC").

                                    RECITALS:

      WHEREAS, pursuant to a series of transactions and a settlement between Saigene and the LLC, the LLC currently holds a promissory note (the "Note") from Saigene dated March 15, 1999, in the original principal amount of $855,000, and with a current balance (with accrued interest) of approximately $1,122,976, as well as 523,102 shares of Saigene common stock; and

      WHEREAS, Member holds 2.0547% of the outstanding units of the LLC, and appears to be subject to the terms and conditions of the Operating Agreement For Saigene 1000, LLC, a California Limited Liability Company dated November 1996 (the "Operating Agreement"); and

      WHEREAS, Saigene and Pacific Biometrics Inc., a Delaware corporation ("PBI"), and Pacific Biometrics Inc., a Washington corporation, entered into that certain Asset Purchase Agreement, dated as of June 30, 2002, whereby Saigene sold substantially all of its assets to PBI in exchange for restricted unregistered shares of PBI common stock (the "PBI Stock"); and

      WHEREAS, Saigene and Member now desire to enter into this Agreement in which Member will exchange its ownership interests in the LLC for some of the PBI Stock now owned by Saigene;

      NOW, THEREFORE, in consideration of the mutual covenants and promises set forth herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

      1.0 Saigene to Purchase Member's LLC Units. Saigene agrees to purchase from Member, and Member agrees to sell to Saigene, all of its membership units in the LLC, which represents 2.0547% of the LLC.

      2.0 Purchase Calculation. The parties agree that the purchase price for Member's 2.0547% interest in the LLC will be 25,644 shares of PBI Stock, which will be transferred from Saigene to Member. Said calculation comes in two parts (reflecting the two assets of the LLC, the Note and a stock ownership), and will be delivered in two separate stock certificates each with different rights, as follows: 7,692 shares of PBI Stock which will have Price Protection (as defined in Section 2.2) and 17,952 shares of PBI Stock which will be given without Price Protection. Member will deliver to Saigene all of the Units in the LLC representing Member's total ownership interest in the LLC.

            2.1 Reverse Stock Split. The PBI Stock is in the process of undergoing a reverse stock split, whereby every three shares of PBI Stock outstanding will become one share of PBI Stock after the reverse stock split is completed. The number of PBI Stock shares referred to throughout this Agreement are the post-reverse stock split shares. If, for any reason, the reverse stock split does not become effective, then the number of PBI Stock shares paid to Member pursuant to this Agreement will be multiplied by three.

            2.2 Price Protection. The parties acknowledge that the current trading price of the PBI Stock shares is not reflective of the actual value of PBI because of current market conditions and the newness of the asset sale by Saigene. The parties expect the PBI Stock shares to trade at substantially higher prices in the future, and Saigene is therefore willing to grant the following assurance as to the future value of the PBI Stock (the "Price Protection"), with respect solely to those shares identified in Section 2.0 that are receiving Price Protection: to the extent that a the PBI Stock (post-reverse stock split) has a market value of less than $3.60 per share on August 1, 2004 (as reflected by the average closing bid price during the prior 20 trading days), Saigene will transfer to Member additional shares of PBI Stock equal to the difference in market value (as determined per the above calculation) and $1.80 per share multiplied by the number of shares owned by Member that are granted this Price Protection.

      3.0 Consent Of LLC members. The parties acknowledge that Section 6.1 of the Operating Agreement essentially provides that no member is entitled to transfer his/her/its membership interests except with the prior approval of all members of the LLC. Member agrees to use commercially reasonable efforts to attempt obtain the consent of all of the members of the LLC, in accordance with
Section 6.1 of the Operating Agreement. If Member cannot obtain the consent of all of the members of the LLC, then this transaction will proceed in accordance with Section 4 (and subsections thereof), below. If Member obtains the consent of all of the members of the LLC, then Section 4 (and subsections thereof) will not apply.

      4.0 Alternative Closing-Consent of LLC Members Not Obtained. If Member cannot obtain the consent of all of the members of the LLC to the transfer of Member's membership interest in the LLC to Saigene, then this transaction will proceed to closing, but with the following additional terms and conditions:

            4.1. Delivery Of Whatever Consents Were Obtained. Member will deliver to Saigene any and all consents that Member has obtained from the other LLC members.

            4.2. Delivery of Proxy. Member will deliver to Saigene a Proxy, substantially in the form attached hereto as Exhibit "1" which will provide Saigene with the right to vote Member's units in any and all matters requiring or permitting the vote a member of the LLC. If, at any time after the closing, Saigene reasonably requests that Member provide Saigene with a new or different proxy, Member will promptly accommodate Saigene.

            4.3. Further Assurances. Member further agrees to take such other action as is necessary to ensure that Saigene is permitted to vote and participate in management of the LLC in as full a manner as practicable. In the interim, Member agrees to assist Saigene in any manner reasonably necessary to permit Saigene to gain full membership in the LLC on the same terms as Member.

            4.4. Transfer As Soon as Consent Can Be Obtained. As soon as all of the pre-conditions to transfer of the membership interests from Member to Saigene have been met, Member agrees to assist Saigene in receiving such acknowledgment from the LLC.

            4.5. Unwind If Transfer Determined To Be Null And Void. The parties acknowledge that Section 6.3 of the Operating Agreement essentially provides that if, in the determination of the remaining members, a transfer in violation of Article VI of the Operating Agreement would cause the termination of the Company under the Internal Revenue Code, in the sole discretion of the remaining Members, the transfer shall be null and void. In the event the remaining members of the LLC make such a determination, and declare the transfer to be null and void, then Saigene will have the option to unwind this Agreement by returning whatever interests in the Member's interests in the LLC that Saigene may have received, and by the Member returning to Saigene the PBI Stock shares it received from Saigene pursuant to this Agreement.

      5.0 Investment Representations. In consideration for the delivery of the PBI Stock shares to Member, Member provides Saigene and PBI with the following investment representations and warranties:

            5.1. Investment Representations. Member acknowledges, represents and warrants that:

                  (A) the PBI Stock shares are being acquired for the account of Member and not with a view to, or for sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any of such shares;

                  (B) it has been advised that the PBI Stock shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), on the ground that no distribution or public offering of the shares are to be effected, and in this connection Saigene and PBI are relying in part on their representations set forth in this Section;

                  (C) the transfer of the PBI Stock shares has not been registered under the Securities Act, and the shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available, and neither PBI nor Saigene is under any obligation to register the shares; and

                  (D) Saigene has provided Member's representative, Grant Kesler, with the opportunity to meet and confer with representatives of PBI regarding all aspects of its business and has afforded Member the opportunity to obtain additional information concerning PBI and has answered all questions to the satisfaction of Member.

            5.2. Rule 144. Member acknowledges that the PBI Stock shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. Member is aware of the provisions of Rule 144 promulgated under the Securities Act which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale occurring not less than one (1) year after a party has purchased and paid for the security to be sold, the sale being effected through a "broker's transaction" or in transactions directly with a "market maker" (as provided by Rule 144(f)) and the number of shares being sold during any three
(3) month period not exceeding specified limitations.

            5.3. Lock Up Agreement. Member agrees to execute and deliver to PBI a Lock Up Agreement in form substantially similar to Exhibit "2" hereto. Member further agrees to be bound by the terms of such Lock Up Agreement.

            5.4. Brokers. No broker, investment bank, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Member.

      6.0 General Release. Except for the right to full performance of this Agreement, Member and Saigene, in consideration of the terms of this Agreement, each hereby compromise, settle, and release the other party (and the other party's affiliated entities, and any and all agents, employees, directors, owners, attorneys and representatives of the other party and the other party's affiliated entities)of and from, any and all past, present or future claims, demands, agreements, contracts, rights, settlements, promissory notes, obligations or causes of action, whether based on tort, contract, statute or other theories of recovery in law or at equity, which the releasing party has or which may later accrue to or be acquired by the releasing party against the other party, any of the other party's affiliated entities, any agent, employee, owner or representative of the other party or any of the other party's affiliated entities, and any successors in interest, heirs and assigns of any of the foregoing released persons and entities, (all of such released persons and entities being defined herein as the "Other Party Releasees") arising from any and all matters giving rise to this Agreement, as described more fully in the Recitals and for all acts of the other party prior to the date of execution of this Agreement. Each of the parties acknowledges and agrees that the release it has given to the other party by means of the preceding sentence applies to all claims for injuries, damages or losses to its own person and property, real or personal, whether those injuries, damages or losses are known or unknown, foreseen or unforeseen, patent or latent, which it may have against the Other Party Releasees.

      Each party certifies that it has read the following provisions of California Civil Code Section 1542:

            A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

            Each party waives the application of California Civil Code Section 1542. Each party understands and acknowledges that the significance and consequence of this waiver of California Civil Code Section 1542 is that even if it should eventually suffer additional damages arising out of the claims released herein, it will not be able to make any claim for those damages. Furthermore, each party acknowledges that it consciously intends these consequences even as to claims that it does not know exist, and that, if known, would materially affect its decision to execute this Agreement, regardless of whether its lack of knowledge is the result of ignorance, oversight, error, negligence or any other cause.

      7.0 Integration; Modification; Waiver. This Agreement, including all exhibits (all of which are incorporated into the Agreement), constitutes and contains the entire agreement and understanding concerning the subject matter between the parties, sets forth all inducements made by any party to any other party with respect to any of the subject matter, and supersedes and replaces all prior and contemporaneous negotiations, proposed agreements or agreements, whether written or oral. Each of the parties acknowledges to each of the other parties that no other party nor any agent or attorney of any other party has made any promise, representation or warranty whatsoever, express or implied, written or oral, not contained herein concerning the subject matter hereof to induce him to execute this Agreement, and each of the parties acknowledges that he has not executed this Agreement in reliance on any promise, representation or warranty not contained herein. No supplement, modification, or amendment of this Agreement will be binding unless executed in writing by all the parties. No action or failure to act will constitute a waiver of any right or duty under this Agreement, nor will any action or failure to act constitute an approval of, or acquiescence in, any breach. No waiver of any of the provisions of this Agreement will be deemed, or will constitute, a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver. No waiver will be binding unless executed in writing by the party making the waiver.

      8.0 Captions. The subject headings of the sections and subsections of this Agreement are included for convenience of reference only, do not form a part of this Agreement and will not in any way affect the meaning or interpretation of this Agreement or any of its provisions.

      9.0 Interpretation; Gender. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The use of the words "include," "includes," or "including" followed by one or more examples mean "including without limitation," and is intended to be illustrative and is not a limitation on the scope of the description or term for which the examples are provided. The words "will," "shall" and "must" in this Agreement indicate a mandatory obligation. Whenever in this Agreement the context may so require, the masculine gender will be deemed to refer to and include the feminine and neuter, and the singular will refer to and include the plural, and vice versa.

      10.0 Governing Law; Jurisdiction; Venue. This Agreement will be construed, interpreted, and enforced in accordance with, and governed by, the laws of the State of California without regard to conflicts of laws provisions thereof. The parties agree that any action or proceeding brought to enforce or declare rights arising out of or relating to this Agreement will be brought exclusively in the State or Federal Courts in Orange County, California, and the parties further consent to the jurisdiction of said Courts and waive any claims of forum non conveniens or any other claims relating to venue.

      11.0 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly given upon receipt if (1) mailed by certified or registered mail, return receipt requested, (2) sent by Federal Express or other express carrier, fee prepaid, (3) sent via facsimile with receipt confirmed, or (4) delivered personally, addressed as follows:

            (a) If to Saigene, to: Saigene Corporation
                                   Attn: Mr. Allan G. Cochran
                                   220 West Harrison Street
                                   Seattle, Washington 98119
                                   Facsimile: (206) 298-9838

            (b) If to Member, to:

Any correctly addressed notice that is refused, unclaimed, or undelivered because of an act or omission of the party to be notified will be deemed to be effective as of the first day that the notice was refused, unclaimed, or considered undeliverable by the postal authorities, messenger, or overnight delivery service. Any party may change its address for purposes of this section by giving the other parties written notice of the new address in the manner set forth above.

      12.0 Severability. If any provisions of this Agreement are held to be invalid, illegal or unenforceable in any respect, this Agreement will be construed as not containing that provision or provisions and all other provisions of this Agreement will remain in full force and effect, and to this end the provisions of this Agreement are declared to be severable.

      13.0 Attorneys' Fees. If any legal action or other proceeding is brought to enforce the provisions of this Agreement, the prevailing party will be entitled to recover reasonable attorneys' fees and other costs incurred in the action or proceeding, in addition to any other relief which the prevailing party may be entitled. It is hereby expressly agreed that the amount of the attorneys' fees actually incurred by the prevailing party will likely greatly exceed any court schedule of attorneys' fees now in effect or which may come into effect, and that the amount of attorneys' awarded to the prevailing party will not be limited to any such court fee schedule. Such attorneys' fees will be deemed to have accrued on the commencement of such action and must be paid whether or not such action is contested or prosecuted to judgment.

      14.0 Binding Effect. This Agreement is binding upon and will inure to the benefit of the parties and each of the party's respective heirs, executors, administrators, successors and assigns.

      15.0 Authority. The undersigned individuals execute this Agreement on behalf of the respective parties, and represent that they are authorized to enter into and execute this Agreement on behalf of such parties.

      16.0 Time of the Essence. All times stated in this Agreement are of the essence.

      17.0 Parties in Interest. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, nor will any provision give any third persons any right of subrogation or action over or against any party to this Agreement.

      18.0 Counterparts/Facsimile Signatures. This Agreement may be executed in any number of counterparts, using facsimile signatures, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

      19.0 Advice of Counsel. Each party acknowledges and agrees that it has given mature and careful thought to this Agreement and that it has been given the opportunity to independently review this Agreement with its own independent legal counsel.

                         [SIGNATURES ON FOLLOWING PAGE]

      IN WITNESS WHEREOF, the parties have executed this Conversion Agreement on the day and year first above written.

                                          SAIGENE
                                          Saigene Corporation,
                                          a Delaware corporation

                                          By:
                                              --------------------------------
                                              Allan G. Cochrane
                                              Its: President

                                          MEMBER

                                          By:
                                              --------------------------------

                                              ------------------
                                              Its:
                                                  --------------